January 6, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dominic Minore, Esq.

Re:	Highland Funds II (the “Registrant”) 1940 Act File No. 811-07142 1933 Act File No. 033-51308
Dear Mr. Minore:
     As requested, in connection with Alternative Income Fund (the “Fund”), set forth below is the past performance information of other accounts managed by Anchor Capital Management Group, Inc. (“Anchor” or the “Sub-Adviser”) with investment objectives, policies, and strategies substantially similar to those of the Fund. The below information relates to Post-Effective Amendment No. 71 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 73 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement filed on Form N-1A and will be included in the next post-effective to the Registrant’s Registration Statement on Form N-1A that relates to the Fund.
Sub-Adviser’s Related Performance
     The bar chart and table below set forth the investment performance for the periods indicated of all accounts (the “Accounts”) with investment objectives, policies, and strategies substantially similar to those of the Fund, managed by the Anchor (the “Composite”). The performance information shows changes in the Composite’s performance from year to year and how the Composite’s performance compares over the same periods to the performance of the HFRX Absolute Return Index. The Composite reflects all fees and expenses actually incurred by the Accounts (excluding account transaction and/or custodial charges) and assumes the reinvestment of dividends and other Account earnings. Such fees and expenses vary from those of the Fund and, if the performance of the Composite were adjusted to give effect to the Fund’s fees and expenses, the performance would be lower than the performance shown below. The inception date of the Composite is January 1, 2008.
     The table illustrates how the performance of the Composite has varied since inception. The investment results of the Composite presented below are unaudited. In addition, none of the Accounts are subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940 (the “1940 Act”) and the Internal Revenue Code of 1986 (the “Code”), each as amended. Consequently, the performance results for the Composite could have been adversely affected if all of the accounts included in the Composite had been regulated as investment companies under the federal securities laws or the Code. Anchor has calculated returns for the Composite based on Global Investment Performance Standards (GIPS), which is different than the manner required for mutual funds by the SEC.
     The performance shown below is provided solely to illustrate Anchor’s performance in managing the Accounts, is not the performance of the Fund, and is not indicative of the Fund’s future performance. Had the Fund been in operation during periods for which Composite performance information is shown, the Fund’s performance may have differed due to factors such as investment limitations, diversification requirements and other restrictions imposed by the 1940 Act and the Code, differences in cash flows into and out of the Fund, differences in fees and expenses, and differences in portfolio size and investments. Prior performance of the Accounts is not indicative of future rates of return and is no indication of future performance of the Fund.
The following performance is not the performance of the Fund.
Calendar Year Total Returns
Years Ending December 31
Year-to-date (as of 9/30/11): -1.40%
Average Annual Total Returns
Years Ending December 31, 2010

			Inception
	1 Year	3 Years	01/01/08

Composite	-1.90%	20.30%	43.90%
HFRX Absolute Return Index*	-3.20%	-15.10%	-16.00%

*	The HFRX Absolute Return Index is an independently maintained index that measures the comprehensive absolute returns in the hedge fund universe and is representative of all hedge fund strategies.

Please direct any questions or comments concerning this letter to the undersigned at 617-951-7375.

Very truly yours,
/s/ Sarah Clinton

Sarah Clinton

cc: Ethan Powell, Highland Funds Asset Management, L.P.